================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                  (RULE 13e-4)

                                   ----------

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            CROSSROADS SYSTEMS, INC.
         (Name of Subject Company (Issuer, and Filing Person (Offeror))

                                   ----------

      Certain Options to Purchase Common Stock, Par Value $0.001 Per Share,
                         (Title of Class of Securities)

                                   ----------

                                   22765 10 0
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                   ----------

                                 Brian R. Smith
                      President and Chief Executive Officer
                            CROSSROADS SYSTEMS, INC.
                           8300 North MoPac Expressway
                               Austin, Texas 78759
                            Telephone: (512) 349-0300
                            Facsimile: (512) 928-7199

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:
                                J. Matthew Lyons
                                  Ted A. Gilman
                         Brobeck, Phleger & Harrison LLP
                             4801 Plaza on the Lake
                               Austin, Texas 78746
                            Telephone: (512) 330-4000
                            Facsimile: (512) 330-4001

                            CALCULATION OF FILING FEE

         TRANSACTION VALUATION*                AMOUNT OF FILING FEE*

               $5,530,373                            $508.79
               ----------                            -------

* The "transaction valuation" was calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 5,884,335 shares of common stock of Crossroads Systems, Inc., having an aggregate value of $5,530,373 as of January 10, 2003, will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, equals the product of (i) the approximate aggregate value of such options multiplied by (ii) $92.00 per each U.S. $1.0 million of the value of the transaction.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:      Not applicable.
                             ---------------------------------------------------
     Form or Registration No.:     Not applicable.
                               -------------------------------------------------
     Filing party:     Not applicable.
                   -------------------------------------------------------------
     Date filed:     Not applicable.
                 ---------------------------------------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ]  third party tender offer subject to Rule 14d-1.

     [X]  issuer tender offer subject to Rule 13e-4.

     [ ]  going-private transaction subject to Rule 13e-3.

     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

         The filing of this Schedule TO shall not be construed as an admission by Crossroads Systems, Inc. that the Offer (as defined below) constitutes an issuer tender offer for purposes of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

ITEM 1. SUMMARY TERM SHEET.

The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated January 13, 2003 (the "Offer to Exchange"), attached hereto as Exhibit
(a)(1), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

         (a) The name of the issuer is Crossroads Systems, Inc., a Delaware corporation (the "Company" or "Crossroads"), the address of its principal executive offices is 8300 North MoPac Expressway, Austin, Texas 78759, and its telephone number is (512) 349-0300. The information set forth in the Offer to Exchange under Section 11 ("Information Concerning Crossroads") is incorporated herein by reference.

         The use of the words "we", "us" and "ours" herein is meant to refer to Crossroads Systems, Inc.

         (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options held by current employees (excluding those who have received a written notification of their termination) and non-employee members of our board of directors, to purchase shares of the Company's common stock, par value $0.001 per share, and the related rights (the "Common Stock"), that are currently outstanding under the following stock option plans (the "Eligible Options" or "Eligible Option Grants") (such plans are sometimes hereinafter referred to together as the "Plans"):

     o Crossroads Systems, Inc. 1996 Stock Option/Stock Issuance Plan (the "1996 Plan"); and

     o   Crossroads Systems, Inc. 1999 Stock Incentive Plan (the "1999 Plan");

for new option grants (the "New Option Grants") to be granted under the 1999 Plan to purchase a reduced number of shares of Common Stock, upon the terms and subject to the conditions described in the Offer to Exchange, the related Letter of Transmittal attached hereto as Exhibit (a)(2) (the "Letter of Transmittal" and, together with the Offer to Exchange, as they may be amended or supplemented from time to time, the "Offer").

         Each option holder who chooses to exchange any Eligible Option Grant pursuant to the Offer will also be required to exchange all options granted to such option holder on or after July 12, 2002 (each, a "Required Option Grant"). For each Eligible Option Grant or Required Option Grant you return that we accept for exchange, you will receive a New Option Grant. The number of shares that will be subject to each New Option Grant will be less than the number of shares subject to the applicable returned Eligible Option Grant or Required Option Grant.

         The information set forth in the Offer to Exchange on the introductory pages and under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 3 ("Status of Eligible Options Not Exchanged"), Section 6 ("Acceptance of Option Grants for Exchange and Issuance of New Option Grants") and Section 9 ("Source and Amount of Consideration; Terms of New Option Grants") is incorporated herein by reference.

         (c) The information set forth in the Offer to Exchange under Section 8 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) The Company is the filing person. The information set forth under
Item 2(a) above is incorporated herein by reference. The information set forth in Schedule I to the Offer to Exchange is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

         (a) The information set forth in the Offer to Exchange on the introductory pages and under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 3 ("Status of Eligible Options Not Exchanged"), Section 4 ("Procedures for Tendering Options"), Section 5 ("Withdrawal Rights"), Section 6 ("Acceptance of Option Grants for Exchange and Issuance of New Option Grants"), Section 7 ("Conditions of the Offer"), Section 9 ("Source and Amount of Consideration; Terms of New Option Grants"), Section 10 ("New Option Grants will Differ from Eligible Option Grants and Required Option Grants"), Section 13 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 14 ("Legal Matters; Regulatory Approvals"),
Section 15 ("Material U.S. Federal Income Tax Consequences"), Section 16 ("Extension of Offer; Termination; Amendment"), Section 19 ("Miscellaneous") and Appendix A ("Summary of Terms of New Option Grants Compared with the Terms of the Eligible Option Grants and Required Option Grants to be Exchanged and Cancelled") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 12 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

         (e) The information set forth in the Offer to Exchange under Section 12 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 6 ("Acceptance of Option Grants for Exchange and Issuance of New Option Grants") and Section 13 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

         (c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in the Offer to Exchange under Section 9 ("Source and Amount of Consideration; Terms of New Option Grants") and Section 17 ("Fees and Expenses") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 7 ("Conditions of the Offer") is incorporated herein by reference.

         (d) Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) The information set forth in the Offer to Exchange under Section 12 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 12 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a) Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

         (a) The information set forth in the Offer to Exchange under Section 11 ("Information Concerning Crossroads") and Section 18 ("Additional Information"), is incorporated herein by reference. Item 8 ("Financial Statements and Supplementary Dates") of the Company's Annual Report on Form 10-K for its fiscal year ended October 31, 2001, including all material incorporated by reference therein, is incorporated herein by reference. Item 1 ("Financial Statements") of the Company's Quarterly Report on Form 10-Q for its third fiscal quarter ended July 31, 2002, including all material incorporated by reference therein, is incorporated herein by reference.

         (b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

         (a) The information set forth in the Offer to Exchange under Section 12 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 14 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

         (b) Not applicable.

ITEM 12. EXHIBITS.

         (a)

               (1)  Offer to Exchange, dated January 13, 2003.

               (2)  Letter of Transmittal.

               (3) Email to Employees Announcing Offer to Exchange, including Offer to Exchange for Employees.

               (4) Crossroads Systems, Inc. Annual Report on Form 10-K for its fiscal year ended October 31, 2001, filed with the Securities and Exchange Commission (the "Commission") on January 17, 2002, is incorporated herein by reference.

               (5) Crossroads Systems, Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2002, filed with the Commission on September 16, 2002, is incorporated herein by reference.

         (b) Not applicable.

         (d)

               (1)  Crossroads Systems, Inc. 1996 Stock Option/Stock Issuance
                    Plan.

               (2) Crossroads Systems, Inc. 1999 Stock Incentive Plan, as amended.

               (3) Form of Notice of Grant for New Option Grants pursuant to the Crossroads Systems, Inc. 1999 Stock Incentive Plan.

               (4) Form of Stock Option Agreement for New Option Grants pursuant to the Crossroads Systems, Inc. 1999 Stock Incentive Plan.

         (g) Not applicable.

         (h) Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         (a) Not applicable.

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                          CROSSROADS SYSTEMS, INC.


                                          /s/ Brian R. Smith
                                          --------------------------------------
                                          Brian R. Smith
                                          President and Chief Executive Officer

Date: January 13, 2003

                                Index to Exhibits

EXHIBIT
NUMBER              DESCRIPTION
-------             -----------

(a)(1)          -   Offer to Exchange, dated January 13, 2003.

(a)(2)          -   Letter of Transmittal.

(a)(3)          -   Email to Employees Announcing Offer to Exchange, including
                    Offer to Exchange for Employees.

(a)(4)          -   Crossroads Systems, Inc. Annual Report on Form 10-K for its
                    fiscal year ended October 31, 2001, filed with the
                    Securities and Exchange Commission (the "Commission") on
                    January 17, 2002, is incorporated herein by reference.

(a)(5)          -   Crossroads Systems, Inc. Quarterly Report on Form 10-Q for
                    the fiscal quarter ended July 31, 2002, filed with the
                    Commission on September 16, 2002, is incorporated herein by reference.

(b)             -   Not applicable.

(d)(1)          -   Crossroads Systems, Inc. 1996 Stock Incentive Plan.

(d)(2)          -   Crossroads Systems, Inc. 1999 Stock Incentive Plan, as
                    amended.

(d)(3)          -   Form of Notice of Grant for New Option Grants pursuant to
                    the Crossroads Systems, Inc. 1999 Stock Incentive Plan.

(d)(4)          -   Form of Stock Option Stock Agreement for New Option Grants
                    pursuant to the Crossroads Systems, Inc. 1999 Stock
                    Incentive Plan.

(g)             -   Not applicable.

(h)             -   Not applicable.